UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Alcentra Capital Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

01374T102

(CUSIP Number)

The Bank of New York Mellon Corporation
225 Liberty Street
New York, New York 10286

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 22, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01374T102	SCHEDULE 13D	Page 1 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THE BANK OF NEW YORK MELLON CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,117,635
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,157,653

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,157,653
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.12%
14	TYPE OF REPORTING PERSON CO; HC

CUSIP No. 01374T102	SCHEDULE 13D	Page 2 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BNY MELLON, NATIONAL ASSOCIATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 842,478
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 882,496

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 882,496
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.19%
14	TYPE OF REPORTING PERSON BK

CUSIP No. 01374T102	SCHEDULE 13D	Page 3 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BNY Mellon IHC, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 275,157
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 275,157

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 275,157
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.93%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 01374T102	SCHEDULE 13D	Page 4 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MBC Investments Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 275,157
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 275,157

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 275,157
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.93%
14	TYPE OF REPORTING PERSON CO; HC

CUSIP No. 01374T102	SCHEDULE 13D	Page 5 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BNY ALCENTRA GROUP HOLDINGS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 275,157
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 275,157

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 275,157
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.93%
14	TYPE OF REPORTING PERSON CO; HC

CUSIP No. 01374T102	SCHEDULE 13D	Page 6 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ALCENTRA NY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 275,157
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 275,157

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 275,157
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.93%
14	TYPE OF REPORTING PERSON IA

INTRODUCTORY NOTE

This Amendment No. 5 to Schedule 13D is being filed by The Bank of New York Mellon Corporation, a Delaware corporation, BNY Mellon, National Association, a bank, BNY Mellon IHC, LLC, a Delaware LLC, MBC Investments Corporation, a Delaware Corporation, BNY Alcentra Group Holdings, Inc., a Delaware corporation, and Alcentra NY, LLC, a Delaware limited liability company (each, individually, a “Reporting Person” and collectively the “Reporting Persons”). Amendment No. 5 is being filed to update information set forth in the initial Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2015 (the “Original Schedule 13D”) as amended from time to time (the “Schedule 13D”) to report the beneficial ownership of shares of common stock, par value $0.001 per share of Alcentra Capital Corporation, a Maryland corporation (the “Issuer”), by each of the Reporting Persons named in such Schedule 13D. Except as herein amended or supplemented, all other information in the Schedule 13D is as set forth therein.

Item 2.	Identity and Background

Item 2 of the Schedule 13D remains unchanged except for the following updates:

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding.

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

Certain information with respect to the directors and executive officers of the Reporting Persons is set forth in Exhibit 99.9 previously filed as an exhibit to the Schedule 13D, including each director’s and each executive officer’s business address, present principal occupation or employment, citizenship and other information.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D remains unchanged.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D remains unchanged.

Item 5.	Interest in Securities of the Issuer

Items 5(a), 5(b), 5(c) and 5(e) of the Schedule 13D are hereby amended and restated in their entirety as follows:

The percentages set forth below and on pages 1 through 6 above were calculated based on 14,245,220 shares of the Issuer’s common stock outstanding as of May 22, 2017.

(a)(i) The Bank of New York Mellon Corporation may be deemed to beneficially own 1,157,653, or 8.12%%, of the Issuer’s outstanding shares of common stock; (ii) BNY Mellon, National Association may be deemed to beneficially own 882,496, or 6.19%, of the Issuer’s outstanding shares of common stock; (iii) BNY Mellon IHC, LLC may be deemed to beneficially own 275,157, or 1.93%, of the Issuer’s outstanding shares of common stock; (iv) MBC Investments Corporation may be deemed to beneficially own 275,157, or 1.93%, of the Issuer’s outstanding shares of common stock; (v) BNY Alcentra Group Holdings, Inc. may be deemed to beneficially own 275,157, or 1.93%, of the Issuer’s outstanding shares of common stock; and (vi) Alcentra NY, LLC is deemed to beneficially own 275,157, or 1.93%, of the Issuer’s outstanding shares of common stock.

(b)(i) The Bank of New York Mellon Corporation shares voting power with respect to 1,117,635 of the Issuer’s shares of common stock held by Alcentra NY, LLC, Clareant Global Credit Alternatives Fund and BNY Mellon, National Association and shares dispositive power with respect to 1,157,653 of the Issuer’s shares of common stock held by Alcentra NY, LLC, Alcentra Ltd., Clareant Global Credit Alternatives Fund and BNY Mellon, National Association.

(ii) BNY Mellon, National Association shares voting power with respect to 842,478 shares of the Issuer’s shares of common stock held by clients of its wealth management branch and dispositive power with respect to 882,496 shares of the Issuer’s shares of common stock held by clients of its wealth management branch.

(iii) BNY Mellon IHC, LLC shares voting and dispositive power with respect to 275,157 of the Issuer’s shares of common stock held by Alcentra NY, LLC and Clareant Global Credit Alternatives Fund.

(iv) MBC Investments Corporation shares voting and dispositive power with respect to 275,157 of the Issuer’s shares of common stock held by Alcentra NY, LLC and Clareant Global Credit Alternatives Fund.

(v) BNY Alcentra Group Holdings, Inc. shares voting and dispositive power with respect to 275,157 of the Issuer’s shares of common stock held by Alcentra NY, LLC and Clareant Global Credit Alternatives Fund.

(vi) Alcentra NY, LLC shares voting and dispositive power with respect to 275,157 of the Issuer’s shares of common stock held by Clareant Global Credit Alternatives Fund.

Item 5(c) of the Schedule 13D is hereby amended to add the following:

(c) In addition to the transactions listed above, in the last 60 days, certain clients of the wealth management branch of BNY Mellon, National Association have engaged in transactions whereby the shares previously held in a wealth management account were transferred, sold, or otherwise disposed of by certain wealth management clients.

Item 5(e) of the Schedule 13D is hereby amended to add the following:

On May 16, 2017, Alcentra NY, LLC and Alcentra Ltd. entered into an underwriting agreement with Alcentra Capital Corporation and Raymond James & Associates, Inc. (the “Underwriting Agreement”), which provided for the offer and sale of 1,521,319 of the Issuer’s shares held by Alcentra NY, LLC and 170,520 of the Issuer’s shares held by Alcentra Ltd. The transaction contemplated by the Underwriting Agreement settled on May 22, 2017. As a result of the transaction, Alcentra NY, LLC may be deemed to hold 275,157 of the Issuer’s shares, or 1.93%, and is no longer a beneficial owner of 5% or more of the Issuer’s shares. Further, by virtue of the decrease in holdings by Alcentra NY, LLC, each of BNY Melon IHC, LLC and MBC Investments Corporation may be deemed to hold 257,157 of the Issuer’s shares, or 1.93%, and each is no longer a beneficial owner of 5% or more of the Issuer’s shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respects to Securities of the Issuer

The information contained in Items 4 and 5 are incorporated herein by reference. Other than as described elsewhere in this Statement, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer’s shares of common stock which are required to be described hereunder.

Item 7.	Materials to be Filed as Exhibits

Exhibit
Number	Description of Exhibit

Exhibit 1	Form of Asset Purchase Agreement by and between the Issuer and BNY Mellon-Alcentra Mezzanine III, L.P. and Alcentra NY, LLC (incorporated by reference to Exhibit (k)(4) to pre-effective amendment no. 4 to the Issuer’s Registration Statement on Form N-2 (File No. 333-194521) filed on May 8, 2014).

Exhibit 99.1	Directors and Executive Officers of the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed on March 12, 2015)

Exhibit 99.2	Joint Filing Agreement (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed on March 12, 2015)

Exhibit 99.3	Power of Attorney for the Bank of New York Mellon Corporation and BNY Mellon, National Association (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed on March 12, 2015)

Exhibit 99.4	Designation of Power of Attorney for the Bank of New York Mellon Corporation (incorporated by reference to Exhibit 99.4 to Amendment No. 1 to the Schedule 13D filed on April 30, 2015)

Exhibit 99.5	Directors and Executive Officers of the Reporting Persons (incorporated by reference to Exhibit 99.5 to Amendment No. 1 to the Schedule 13D filed on April 30, 2015)

Exhibit 99.6	Directors and Executive Officers of the Reporting Persons (incorporated by reference to Exhibit 99.6 to Amendment No. 3 to the Schedule 13D filed on September 28, 2015)

Exhibit 99.7	Amended and Restated Joint Filing Agreement (incorporated by reference to Exhibit 99.7 to Amendment No. 3 to the Schedule 13D filed on September 28, 2015)

Exhibit 99.8	Directors and Executive Officers of the Reporting Persons (incorporated by reference to Exhibit 99.8 to Amendment No. 4 to the Schedule 13D filed on April 21, 2017)

Exhibit 99.9	Second Amended and Restated Joint Filing Agreement (incorporated by reference to Exhibit 99.8 to Amendment No. 4 to the Schedule 13D filed on April 21, 2017)

Exhibit 99.10	Underwriting Agreement, dated May 16, 2017, by and among Alcentra Capital Corporation, Alcentra NY, LLC, Alcentra Limited and the underwriters named therein (incorporated by reference to Exhibit (h) to post-effective amendment no. 2 to the Issuer’s Registration Statement on Form N-2 (File No. 333-217206) filed on May 18, 2017.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2017

THE BANK OF NEW YORK MELLON CORPORATION

By:  /s/ Ivan Arias

       Name:  Ivan Arias

       Title:    Attorney-in-Fact

BNY MELLON, NATIONAL ASSOCIATION

By:   /s/ Ivan Arias

       Name:   Ivan Arias

       Title:     Attorney-in-Fact

 BNY MELLON IHC, LLC

By:  /s/ Ivan Arias

       Name:   Ivan Arias

       Title:   Attorney-in-Fact

MBC INVESTMENTS CORPORATION

By:  /s/ Ivan Arias

       Name:   Ivan Arias

       Title:   Attorney-in-Fact

BNY ALCENTRA GROUP HOLDINGS, INC.

By:   /s/ Steven Levinson

       Name:   Steven Levinson

       Title:     Attorney-in-Fact

ALCENTRA NY, LLC

By:   /s/ John F. Yang

       Name:  John F. Yang

       Title:     President